Consolidated Financial Statements

First Quarter, ended September 30, 2003

(Unaudited – Prepared by Management)

CREW DEVELOPMENT CORPORATION

Consolidated Balance Sheets

(expressed in Canadian dollars)

As at	September 30, 2003 (un-audited)	June 30, 2003 (audited)

ASSETS
CURRENT
Cash	$ 20,347,362	$ 6,689,956
Accounts receivable	430,438	359,147
Prepaid expenses	856,152	344,260
Due from Metorex Limited Investment in Metorex Limited Investment in Asia Pacific Resources	638,591 3,716,398 1,292,100	638,591 3,716,398 1,730,760
	27,281,041	13,479,112

Nalunaq Mineral Property Interest	51,541,897	45,135,182
Investment in Barberton Mines Limited Security Deposit	5,799,478 876,699	5,257,843 877,338
Geothermal Project Deferred financing costs	--- 1,637,642	1 ---
Property, Plant and Equipment	187,759	190,467
Other Mineral Property Interests	3,824,689	3,453,461

	$ 91,149,205	$ 68,393,404

LIABILITIES
CURRENT
Promissory Notes Provisions	$ --- 285,314	$ 379,152 327,683
Accounts payable and accrued liabilities	3,483,089	2,858,561
	3,768,403	3,565,396

Convertible Bonds Future Income Taxes	14,265,576 3,338,484	--- 3,338,484
Non-Controlling Interest	4,050,461	4,007,830
	25,422,924	10,911,710

SHAREHOLDERS’ EQUITY
Share capital	160,114,934	160,114,934
Share purchase warrants Equity component of convertible bonds	296,680 7,866,907	296,680 ----
Deficit	(102,330,274)	(102,707,954)
Cumulative translation adjustment	(221,966)	(221,966)
	65,726,281	57,481,694
	$ 91,149,205	$ 68,393,404

On behalf of the Board:

Jan Vestrum - Director

Cameron Belsher- Director

CREW DEVELOPMENT CORPORATION

Consolidated Statements of Loss and Deficit

(expressed in Canadian dollars)

Three months ended	September 30	September 30
	2003	2002

MINERAL SALES	$ -	$ -
DIRECT COSTS OF MINERAL SALES	-	-
AMORTIZATION	-	-
	-	-

EXPENSES
Administration, office and general	(1,251,446)	(1,120,074)
Amortization	(17,822)	(58,390)
Interest	(22)	-
Professional fees	(148,538)	(304,096)
	(1,417,828)	(1,482,560)

OTHER INCOME /(EXPENSES)
Equity in income of associated companies	329,127	1,499,408
Foreign exchange (loss) gain Gain on sale of subsidiary	--- 1,320,171	(116,863) ---
Interest and other income Interest on convertible bonds	258,529 (126,509)	50,144 ---
	1,781,318	1,412,143
LOSS BEFORE PROVISION FOR INCOME TAXES AND
NON-CONTROLLING INTEREST	363,490	(69,417)
PROVISION FOR INCOME TAXES
Current	---	---
Future	---	---
	---	---
PROFIT /(LOSS) BEFORE NON-CONTROLLING INTEREST	363,490	(69,417)
NON-CONTROLLING INTEREST	14,190	16,883
NET PROFIT /(LOSS)	377,680	(52,534)
DEFICIT, BEGINNING OF FISCAL PERIOD	(102,707,954)	(83,846,598)
DEFICIT, END OF FISCAL PERIOD	$ (102,330,274)	$ (83,899,132)

PROFIT /(LOSS) PER SHARE – BASIC AND DILUTED	$ 0.03	$ (0.00)

See accompanying Notes to the Consolidated Financial Statements

CREW DEVELOPMENT CORPORATION

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

Three months ended	September 30	September 30
	2003	2002

OPERATING ACTIVITIES
Net profit/(loss)	$ 377,680	$ (52,534)
Add (deduct) items not affecting cash:
Amortization	17,822	58,390
Equity income of associated companies Interest on loans to associated companies	(329,127) (212,508)	(1,499,408) ---
Loss on disposal of assets Gain on sale of investments	--- (16,347)	20,546 ---
Non-controlling interest	(14,190)	(16,883)
Changes in non-cash working capital items	(371,708)	247,174
	(548,378)	(1,242,715)

FINANCING ACTIVITIES
Repayments of amounts due from Metorex Limited	---	1,395,067
Increase in long-term debt Issue of Convertible Bond (net of issue costs)	--- 20,561,278	--- ---
	20,561,278	1,395,067

INVESTING ACTIVITIES
Expenditures on Nalunaq mineral property interest	(6,406,715)	(1,922,090)
Expenditures on other mineral property interests	(371,228)	(95,492)
Acquisition of property, plant and equipment	(33,184)	(28,566)
Expenditures on geothermal property	---	(157,968)
Sale of investments	454,140	---
	(6,356,987)	(2,204,116)
NET CASH INFLOW/( OUTFLOW)	13,655,913	(2,051,764)
CASH POSITION, BEGINNING OF PERIOD	6,691,449	4,376,481
CASH POSITION, END OF PERIOD	$ 20,347,362	$ 2,324,717

REPRESENTED BY:
Cash	$ 20,347,362	$ 2,324,717
Bank indebtedness	-	-
	$ 20,347,362	$ 2,324,717

See accompanying Notes to the Consolidated Financial Statements

CREW DEVELOPMENT CORPORATION

Notes to the consolidated financial statements

For the three months ended September 30, 2003

BASIS OF PREPARATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the accounting policies disclosed in the Company’s audited financial statements for the year ended June 30, 2003.  These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the notes to the Company’s audited financial statements for the year ended June 30, 2003.

In management’s opinion, all adjustments considered necessary for fair presentation have been included in these statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The most significant events of the first quarter of fiscal year 2004 were:

•

The issue of Convertible Bond for NOK120million

•

Development of Nalunaq Gold Mine

•

Disposal of the Geothermal Project

CONVERTIBLE BOND

On September 8, 2003, the Company issued through a private placement, a NOK120million (CAD$22.1million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves.  After deducting finance costs of NOK8.5million (CAD$1.5million) net proceeds were NOK11.5million (CAD$20.6million).

Interest and principal repayment

The bonds bear a 9% coupon, payable semi-annually in arrears.  The principal portion of the bonds are convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.70) per share.  The maximum number of shares that may be issued on conversion is 33.3million. The principal portion is fully repayable on September 8, 2006.

An application for the listing of the bonds, including the prospectus will be submitted to the Oslo Stock Exchange.

Interest on the convertible bond totalling CAD$123,000 (2002: CAD$-nil) has been charged to profit and loss for the period.  No payments of interest have been made to date.

Financial Statement Presentation

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible bonds issued during the period have been segregated into their debt and equity components.  The financial liability component, representing the value allocated to the liability at the time of inception, is recorded as a long-term liability.  The remaining component, representing the value ascribed to the holders’ option to convert the principal amount into common shares, is classified in shareholders’ equity as “Equity component of convertible bonds”. These components have been measured at their respective fair values on the date the bonds were issued.  Over the term of the debt obligation, the debt component will be accreted to the face value of the instrument by recording an additional interest expense.

NALUNAQ DEVELOPMENT

On October 5th, 2003, the Company announced that agreements with all major suppliers and sub-contractors for the Nalunaq Gold Mining operation had been put in place.

A Memorandum of Understanding for contract mining at the Nalunaq Gold Mine has been signed with Procon Mining and Tunnelling Ltd. (“Procon”), who have previously been involved in test mining and pre-mining development at Nalunaq. To minimize the operational risks faced by any mining operation, the Company opted for subcontractors with appropriate experience, equipment and capacity to suit the high-grade Nalunaq gold mine in South Greenland.

Construction work at Nalunaq and preparations for the shipping and processing of the existing stockpile are progressing on schedule, and the project is fully financed.

Mining operations:

Procon has extensive experience in narrow vein mining and mine development, and has been selected as mining contractor partly due to their experience with the Nalunaq deposit. Having provided contract mining in connection with previous years’ test mining, Procon will now take part in the expansion of the Nalunaq mining operation and the growth of Nalunaq Gold Mine AS (“NGM”). Current Procon clients include major mining companies such as Barrick Gold Corp., Outokompo, Teck Corporation, BHP and DeBeers.

NGM and the Company approved a revised and improved mine plan developed in cooperation with potential mining contractors. The mine plan has been updated to allow for mining of 450 tonnes of ore per day in order to optimise control on mining and minimize dilution in various segments of the deposit. The plan will involve a minimum of pre-mining development and is scheduled to produce 150.000 to 160.000 tonnes of ore per year, commencing January 2004. The average head grade for the first 2 years is expected to be approximately 0.9 ounce per tonne. The objective is to start pre-mining underground developments in late 2003 with the aim of regular production commencing in January 2004. Included in the revised mine plan is an aggressive exploration campaign where the objective is to maintain and expand the resource base in conjunction with mining operations.

Shipping arrangements:

NGM and the Company have agreed and signed Main Terms with shipping company FEDNAV of Canada for shipping of the existing stockpile and future ore under a three-year contract at competitive costs. FEDNAV has extensive experience with shipping in arctic waters and operates a large, modern fleet including several ice class vessels. The shipment of ore from Nalunaq is therefore expected to be more or less independent of seasonal changes in climate and weather conditions, and will take place on a quarterly basis. Shipping of the existing stockpile of ore is scheduled for early December 2003.

Infrastructure and construction works:

NGM has received necessary permits to complete civil construction works, including road works, the installation of a new tank farm and the construction of foundations for the permanent camp complex at Nalunaq Gold Mine. The shipment of prefabricated camp units arrived from Norway during the period and a 300-foot deck barge, which will serve as harbour and the base of the ship loader facility, is in place in Greenland. The camp and the harbour and ore loading facilities are expected to be operational by end November 2003.

Processing arrangements:

A Memorandum of Understanding (“MOU”) has been signed with Rio Narcea of Spain regarding the processing of ore from Nalunaq Gold Mine (NGM), which will allow for a higher mining rate as well as an earlier start of gold production. Rio Narcea has one of Europe’s most modern ore processing and gold recovery plants, with a capacity of 2000 tonnes per day using a combination of gravity and carbon-in-pulp (CIP) processing. According to the MOU, the Nalunaq ore will be processed in four annual batches of approximately 35,000-40,000 tonnes each.

Project finance:

After careful consideration, it has been decided that Crew will finance the final development of Nalunaq. NGM will therefore not draw upon the previously announced USD 8 million project loan, but may chose to utilize a revolving credit facility for working capital purposes. The loan from Crew to NGM will be paid back in full by year-end 2004. Crew has, and will maintain, a strong treasury position, and the loan to NGM will not affect other Crew projects or exploration programs, nor will it trigger any further capital requirements.

Projected cash flow from NGM:

The cash cost estimate for Nalunaq is USD 169/oz, and includes the services provided by the above-mentioned sub-contractors. The Nalunaq base case, a ten year mine plan with initial gold production of approximately 130,000 oz/year at cash cost of USD 169/oz and a gold price of USD 345/oz, will give a gross cash flow of USD 23 million per year NGM. Based on a NOK/USD exchange rate of 7.00, this will result in a free cash flow from Nalunaq to Crew of approximately USD 15 million per year, or CAD 0.15 (NOK 0.77) per share (FCFPS) after tax and minority interests. The FCFPS will vary with exchange rates and with the gold price, but due to the high-grade, low-cost nature of the mine, the Nalunaq project has more robust economics than most gold mines. The current gold price would imply a stronger cash flow than what is suggested by the base case above.

Flooding incident

On 27 October 2003, the Company announced a flooding incident at the Nalunaq camp-site, which was brought under control using on-site earth-moving equipment to divert the water. The flooding incident only affected the campsite and access roads, not the mine itself. Access to the mine is at 350 meters above sea level, whereas the valley floor and the campsite are all at approximately 230 meters above sea level. The local flooding was caused by abnormal amounts of rain, in excess of previous record highs, over the preceding 48 hours.

Damage assessment indicated no damage to buildings and only limited damage to other key camp facilities. The area worst affected the access road between the campsite and the port.  This incident is not expected to cause any significant change to the current operational plans.

DISPOSAL OF GEOTHERMAL ASSETS

On September 3, 2003 the Company entered into an agreement to sell its 86.1% shareholding in North Pacific Geopower Corporation (“NPGP”) to Kenneth McLeod (“the purchaser”), a former director and officer of NPGP.  The transaction will result in a change of control of NPGP to Mr. McLeod and is subject to regulatory approval.  In consideration for the sale of this subsidiary, the Company will receive cash consideration of $232,312 and will forgive an inter-company debt of $562,091, which was repayable by NPGP to the Company.  The purchaser assumed external liabilities of NPGP totalling of $569,254.

The company has also agreed to defer the repayment of an additional inter-company loan of $833,078 which will now be payable to the Company on December 31, 2011 although it has been felt prudent to make full provision for this amount and accordingly, the total accounting profit on the sale of the shares has been reduced accordingly.

The transaction resulted in an accounting gain of approximately $1.3 million for the Company.

Results of Operations:

For the period ended September 30, 2003, the Group incurred a net profit of CAD$377,680 ($0.xx) per share, compared with a net loss of CAD$52,000 for the period ended September 30, 2002.

Overhead expenditure for the quarter ended September 2003 was $1,417,828 (2002-$1,483,000).  This represents a slight decrease from the previous year and is in line with forecast. Management is confident it will achieve its stated objective of achieving significant reductions in overhead expenditure throughout the current fiscal year.

For the quarter ended September 30, 2002, the Company accounted for $1,500,000 of equity income arising from its 41% holding in the shares of Metorex Limited.  After a programme of disposal of the shares held in Metorex Limited, the Company’s holding reduced to 5% and the principles of equity accounting, with effect from June 2003, no longer apply to this investment.   Consequently no income from this investment arises in the period under review. These shares are held for future resale and as such, are disclosed within current assets.  No adjustment has been made in these financial statements for unrealised currency and monetary gains arising on this investment in the period.  These will be recognized when the investment is ultimately sold.

In June 2003, the Company acquired a 20% shareholding in Barberton Mines Limited.  For the quarter ended September 30, 2003, the company had equity income of $329,000 (2002-nil) arising from this investment together with interest earned on loans advanced of $212,508 (2002: $nil).  The performance from this investment exceeded expectations for the quarter.  It is anticipated this trend will continue in the forthcoming quarter.

The Company disposed its Geothermal interests which gave rise to an accounting gain in the Consolidated Statements of Loss and Deficit of $1,320,000.

LIQUIDITY AND CASH RESOURCES

Cash on hand at September 30, 2003 amounted to $ 20,347,362 (June 30, 2002 - $ 6,691,449).

During the three months ended September 30, 2003, the Company used $548,378 in cash from operating activities.  The net profit of $377,680 included amortization of $17,822, and non-controlling interest of $14,190.  Included in the net profit for the period was non-cash equity income from Barberton Mines Limited of $541,635.

The Company raised, net of expenses of the issue, $20,561,278 by issuing Convertible Bond sin September 2003.  During the three months ended September 30, 2003, the Company used $6,356,987 in investing activities.  The Company invested $ 6,406,715 in the final stages of the development of the Nalunaq Gold Mine.  The Company also invested $371,228 on exploration activities on its Nanortalik concessions in Greenland.  The company acquired property, plant and equipment in the amount of $33,183.

During the period the Company generated $454,140 from the sale of its investment in Asia Pacific Resources.  The Company continues to hold this investment together with its investment in Metorex Limited as assets for sale and will dispose of these when market conditions are most favourable.

OTHER EXPLORATION WORK

During the year ended June 30, 2003, the Company exercised an option to acquire 100% of the mineral rights to the Sequi Olivine project and was granted an exclusive Exploration Permit for project by the Bureau of Mines and Petroleum of the Greenland Home rule Government. The property measures fourteen square kilometres and in located in Southern Greenland 90 kilometres north of Greenland’s capital city, Nuuk.

During the quarter ended September 30, 2003, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study (“BFS”) for the Olivine project.  The Company will be responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco will cover all related costs.  If the BFS is successfully completed, Minelco will have an option to acquire 51% of the Sequinner project for nominal consideration.  Minelco would then be responsible for funding all capital expenditures related to the development of a mining operation as defined by the BFS.  The project will then be restructured in a separate Greenlandic Company owned 51% by Minelco and 49% by the Company, where the Company will be the preferred operator.

During the period, the Company received the permit to commence drilling. The drilling on site commenced on August 16, 2003 and work is in progress as scheduled, with planned completion in Q3 2004.

Olivine is an anhydrous magnesium-iron silicate, which is used extensively in the iron-pellet production and with beneficial properties such as high melting point, high density, heat capacity and hardness making olivine products suitable for a number of industrial applications.  The high grade and favourable textural and chemical properties contribute to the commercial potential of the project.  The deposit is located only 600 meters from the tidewater in a protected fjord, which provides year round access. The location and relatively simple nature of the operation allows for a short lead-time to production. Initial assessments indicate that a production rate between one and two million tonnes a year is viable.

OUTLOOK

The Company’s immediate priority is the finalization of the Nalunaq Development programme and the commencement of production.  It is anticipated that this will occur in Q3 of this fiscal year.

It continues to be Management’s view that the Greenlandic concessions held by the Group and its partner, Nunaminerals, could be a new gold region and high priority will continue to be given to ongoing exploration work as well as the completion of the Bankable Feasibility Study for the Sequi Olivine Project.

The Group is in a strong financial position and has adequate liquid resources to fund the development of its mining properties and for ongoing corporate purposes.

Forward Looking Statements

Certain information and statements in this discussion contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward looking statements.  Actual outcomes and results may differ materially from those expressed in such forward-looking statements.  Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The company assumes no obligation to update or review them to reflect new events or circumstances.